Exhibit 99.40

For Immediate Release	June 8, 2020

The Valens Company and BRNT Launch Premium Vape Line “Made By” and Expand Custom Manufacturing Agreement

Kelowna, B.C., June 8, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced the launch of a premium vape line, “Made By,” in partnership with BRNT Ltd. (“BRNT”), in addition to a strategic amendment to its existing custom manufacturing agreement with the leading, cannabis ancillary company.

The new product line, “Made By,” will include three ready-to-go, disposable vape pens with best-in-class features, engineered to the highest standards of safety. Designed in collaboration with Canadian artists, the aesthetically-bold pens come paired with premium, true-to-strain extracts with delicate terpene profiles, created to appeal to a range of consumer profiles. The line of vape pens will be available both online and at select retailers in Alberta later this month. In the coming weeks, the pens are expected to hit shelves in British Columbia, in addition to both online and in select stores in Ontario.

The line-up of vape pens include:

•	Headband: A high THC, low CBD blend, offering notes and scents of lemon, nutmeg and lavender designed for embracing one’s creative side.

•	White Rhino: A high THC, low CBD blend, with aromas of blueberries and mangos, green grapes and Thai basil, created to inspire relaxation while taking in the fruit flavors of the tropics.

•	Critical Kali Mist: A high THC, low CBD blend, with hints of raspberry and orange sorbet, dill and parsley, and oregano, for those spontaneous and unforgettable moments.

The Company also announced a strategic amendment to its existing multi-year custom manufacturing agreement with BRNT. Prior agreement terms, including profit-sharing and minimums, were amended to a royalty structure to provide more streamlined economics and incentivize high volume sales in a dynamic market. The Valens Company is also partnering with BRNT on a new product line of 510 thread vape cartridges, set to launch in late fiscal 2020.

“We are thrilled to announce the launch of ‘Made By’ with our trusted partner BRNT,” said Tyler Robson, CEO of The Valens Company. “With the expansion of our original agreement, we continue to strengthen our existing platform with CPG partners who have a solid track record of delivering reliable and creative products to consumers. Our continued work with BRNT is a testament to Valens’ differentiated capabilities to create and manufacture premium, customized vapes, a highly desired product with endless opportunities to reinvent new formats. The aesthetically pleasing hardware, innovative marketing, and next level taste profile of this new line of vape pens are sure to stand out to Canadian consumers. We look forward to seeing the response from consumers when ‘Made By’ hits shelves in the coming weeks.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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